Exhibit (a)(5)(iv)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Amended Offer to Purchase, dated April 23, 2012, and the related Amended Letter of Transmittal, and any amendments or supplements hereto, and the information incorporated therein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of GigOptix, Inc. by the Information Agent (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Extends its Offer to Purchase

Up to $2,000,000 in Value of Shares of its Common Stock

At a Purchase Price Not Greater Than $3.10 per Share

Nor Less Than $2.85 per Share

GigOptix, Inc., a Delaware corporation (the “Company”), has amended its tender offer to extend the expiration date of the offer until 11:59 p.m., New York City time, on Tuesday, May 15, 2012. The Company is continuing to offer to purchase up to $2 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $3.10 nor less than $2.85 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Amended Offer to Purchase, dated April 23, 2012 (the “Offer to Purchase”), and the related Amended Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

The Company extended the expiration date of the Offer by fifteen business days in connection with the Company’s announcement that shares of its common stock have been approved for listing on the NYSE Amex beginning on April 25, 2012 under the ticker symbol “GIG.”

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 15, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $3.10 nor less than $2.85 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price within the price range specified above that will allow it to purchase up to $2 million in value of Shares. If, based on the purchase price determined by the Company, Shares having an aggregate value of less than $2 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any shareholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the “odd-lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $2 million in value of Shares are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration date of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

The Offer will expire at 11:59 p.m., New York City time, on Tuesday, May 15, 2012, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

As of March 26, 2012, there were, in the aggregate, 21,587,343 Shares issued and outstanding. At the maximum purchase price of $3.10 per Share, the Company could purchase 645,161 Shares if the Offer is fully subscribed, which would represent approximately 2.99% of the issued and outstanding Shares as of March 26, 2012. At the minimum purchase price of $2.85 per Share, the Company could purchase 701,754 Shares if the Offer is fully subscribed, which would represent approximately 3.25% of the issued and outstanding Shares as of March 26, 2012. The Shares are listed and traded currently on the Over-the-Counter Bulletin Board under the symbol “GGOX” and have been approved for trading on the NYSE Amex starting on April 25, 2012 under the symbol “GIG.” Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must specify the price or prices, not greater than $3.10 nor less than $2.85 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering shareholder receiving the minimum price of $2.85 per Share. See the Offer to Purchase for recent market prices for the Shares. Shareholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate value in excess of $2 million (or such greater amount as the Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date of the Offer, the Company will purchase Shares as follows:

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first, from all holders of “odd-lots” of less than 100 Shares who properly tender all of their Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date of the Offer;

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second, from all other shareholders who properly tender Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date of the Offer, on a pro rata basis (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

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third, only if necessary to permit the Company to purchase $2 million in value of Shares (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the expiration date of the Offer.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd-lot” priority, proration, and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the odd-lot priority, proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor, if any, or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the expiration date of the Offer. The preliminary results of any proration will be announced by press release on the business day following the expiration date of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration date of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, shareholders may also withdraw their previously tendered Shares at any time after 11:59 p.m., New York City time, on Tuesday, May 22, 2012. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the bookentry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of the Company, American Stock Transfer & Trust Company, LLC, as the Depositary, Innisfree M&A Incorporated, as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company is making the Offer because its management and its Board of Directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Offer also provides shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd-lot” holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any “odd-lot” discounts that might otherwise be applicable to sales of their Shares.

Generally, a U.S. Holder (as defined below) will be subject to U.S. federal income taxation and applicable withholding with respect to cash received in exchange for the Shares the shareholder tenders in the Offer. The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 14 of the Offer to Purchase. A Non-U.S. Holder (as defined below) may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of Shares. All shareholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult with their own tax advisors with respect to their particular circumstances.

A “U.S. Holder” is a beneficial owner of Shares that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

The Company’s Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. None of the Company, its Board of Directors, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Shareholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult with their own financial and tax advisors. Shareholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a shareholder will tender. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

The Company’s directors and executive officers have advised the Company that they do not intend to tender their Shares in the Offer. The Offer will increase the proportional holdings of any shareholder that does not tender its Shares into the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Phone: (718) 921-8317

Toll-Free: (877) 248-6417

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders Call Toll-Free: 1-888-750-5834

Banks and Brokers Call Collect: 1-212-750-5833